Exhibit 1.01

iRobot Corporation

Conflict Minerals Report
For Calendar Year 2024

iRobot Corporation (the “Company”) submits this Conflict Minerals Report for Calendar Year 2024 pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1” or the “Rule”). The Company engages primarily in the production and sale of consumer robots, which include robotic vacuums and floor cleaners. The Company has determined that Conflict Minerals (as defined in Item 1.01(d)(3) of Form SD) were necessary to the functionality or production of certain robotic products (and accessories) that were manufactured during the 2024 calendar year. In accordance with Section 1502, iRobot has performed a “reasonable country of origin inquiry” (“RCOI”) and undertaken due diligence efforts on Conflict Minerals that were in iRobot’s supply chain for calendar year 2024 to determine if any of the Conflict Minerals were sourced from the Democratic Republic of Congo (the “DRC”) or adjoining countries (the “Covered Countries”) or were from recycled or scrap sources.
As of today, based on the Company’s RCOI and due diligence efforts, we do not yet know the source of all the Conflict Minerals in our products and therefore we do not have sufficient information to conclude that any of our products are “DRC Conflict Free.”
(1) Due Diligence:
Similar to the efforts in 2023, the Company has undertaken the following measures in order to determine the source and chain of custody of any conflict minerals in its products. These measures have been undertaken to conform with the due diligence framework set forth in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, its Supplement on Tin, Tantalum, and Tungsten and its Supplement on Gold (“3TGs”).
The Company has:
1.Developed and adopted a global policy identifying the requirements of the Rule and related requirements of suppliers. The Company’s Conflict Minerals Policy, which can be found on the Company’s website, emphasizes the Company’s commitment to conduct reasonable due diligence on its supply chain to assure that conflict minerals in its products are not being sourced from mines in the DRC or an adjoining country controlled by non-government military groups or unlawful military functions, and that the Company will not knowingly use minerals that are benefiting armed conflict.
2.Established a Conflict Minerals Steering Committee that is briefed periodically on our data collection efforts, industry trends and changes in compliance regulations. Our executive sponsor is the Chief Supply Chain Officer and our team’s responsibility is to provide internal leadership and guidance to the entire company to be mindful of the problems with conflict minerals, make responsible supply chain decisions and ensure the best results when conducting RCOI/Due Diligence.
3.Established internal roles and responsibilities within the Company that encompass cross-functional support of management within its Supply Chain, Internal Audit, Finance, and Legal Departments.
4.Continued to provide training on Rule 13p-1 to key personnel responsible for administering compliance efforts. This includes familiarizing key personnel with the requirements of the Rule and the Company’s policy of using due diligence to determine the source of any conflict minerals in its products and not knowingly utilizing any conflict minerals that are benefiting armed conflict.

5.Included the Section 1502 of the Dodd-Frank requirement contractually in our Master Supplier Agreements and purchase orders that suppliers and vendors not knowingly utilize or purchase any conflict minerals benefiting armed conflict.
6.Provided training to all our contract manufacturers, which is designed to summarize Rule 13p-1 and its requirements and to identify the Company’s expectations of suppliers to provide information necessary for compliance with the Rule.
7.Requested that all of the Company’s contract manufacturers, and key suppliers of major components to those contract manufacturers, complete the Conflict Minerals Reporting Template ("CMRT") created by the Responsible Business Alliance (“RBA”), Global e-Sustainability Initiative ("GeSI") and Responsible Minerals Initiative (“RMI”) on sourcing information.
8.Invested in online tools where our engineers can check the conflict status of semiconductor components while making design selections. Our engineers have been provided with online tools to access the conflict minerals status of components to make good design decisions.
9.Posted this Conflict Minerals Report on its Internet website.
Conflict Minerals due diligence covers all iRobot products using the following processes.
•Analyzed the list of products that were manufactured and sold in 2024 to identify the conflict minerals contained therein.
•Worked with our contract manufacturers to obtain the robot parts lists with component suppliers, supplier part number, and descriptions.
•Created supplier list with contact names and emails.
•Engaged a Third-Party partner to work with each of the identified suppliers to conduct the RCOI survey, using the Responsible Minerals Initiative’s Conflict Mineral Reporting Template (CMRT). Suppliers were asked to identify the smelters and refiners that contributed to the materials and components they supplied.
•Compared identified smelters and refiners against the listing of smelting facilities which have received a “Conformant” designation by the Responsible Minerals Initiative (RMI) or are actively participating in audit activities to become Conformant.
Results of the RCOI and due diligence efforts performed is identified below:
•172 unique suppliers were contacted as part of RCOI effort. CMRTs were successfully collected from 99% of the supply base.
•329 unique smelters of Conflict Minerals were identified. Of these, 231 are RMI Conformant, 3 are actively participating with RMI to become Conformant and 95 are Non-Conformant.

Mineral	Gold	Tantalum	Tin	Tungsten	Total
Conformant	92	34	70	35	231
RMAP Active	2	0	1	0	3
Not Active	71	0	18	6	95
Total	165	34	89	41	329
•Of the above smelters, 40 have DRC or DRC-region sourcing (19 Tantalum, 11 Tin, 9 Tungsten, and 1 Gold). All 40 of the smelters noted above are Conformant with RMI sourcing standards.
•103 smelters have unknown COI sourcing (76 Gold, 21 Tin and 6 Tungsten).
Based on the above RCOI and due diligence efforts, it is possible that certain of the necessary conflict minerals used in the production of products contracted to be manufactured for the Company may contain conflict minerals that originate in the DRC or an adjoining country and may have been processed in smelters that are not RMI

Conformant. Pursuant to the April 29, 2014 “Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule,” issued by Keith F. Higgins, Director, SEC Division of Corporate Finance, the Company is not required to describe its products as “DRC Conflict Free” or “DRC Conflict Undeterminable.” Moreover, the Company is not required to obtain, and has not obtained, an independent private sector audit of this Conflict Minerals Report for Calendar Year 2024.
Plans for calendar year 2025 include:
•Continue to work with our Third-Party partner for RCOI data gathering.
•Continue to push manufacturers to provide more product level CMRT responses than company level, and for those suppliers providing company level data understand the list of non-compliant smelters and applicability to our products.
•Continue to review all supplier responses and work with the suppliers to help improve the quality and completeness of their RCOI data. Collaborate with manufacturers to research and obtain valid smelter data where the initial data provided is determined to be invalid.
•Ensure responsible sourcing is a part of the standard sourcing decision making process at all levels of our supply chain.
(2) Product Description:
A list of the major products contracted to be manufactured for the Company that contain or may contain conflict minerals is attached as Exhibit A to this Conflict Minerals Report. The efforts that have been undertaken by the Company to determine the source of the conflict minerals are described above.

iRobot Corporation

Exhibit A to Conflict Minerals Report for Calendar Year 2024
The following products that are contracted to be manufactured for iRobot Corporation do or may contain conflict minerals.
Consumer Robots and Other Devices:
•Roomba - Robotic vacuum and 2in1 (combination vacuum and floor cleaning) products
•Braava - Robotic floor cleaner
•Create - Educational robots
•Klaara - Air cleaner